Exhibit 99.1

Media Inquiries:

Megan Cuellar; pr@akazoo.com

Investor Inquiries:

Peter Miselis; Investors@akazoo.com

Akazoo and Rakuten Viber Team Up to Inspire a Social Music Experience

Partnership Enables Over One Billion Rakuten Viber Users to Access, Share and Play Akazoo Music and Radio Streaming, Globally, Through Popular Messaging Platform

NEW YORK & LONDON (Nov. 25, 2019) — Akazoo S.A. (NASDAQ: SONG) (“SONG” or “Company”), a leading global music streaming platform and technology company today announced a global strategic partnership with Rakuten Viber, a global instant messaging, chat and voiceover IP platform. The strategic partnership will enable Viber users to access, listen to and share music, playlists, stations and lyrics from Akazoo through the popular messaging platform.

The innovative global partnership will enable direct access to Akazoo’s global music streaming service through Viber’s network of more than one billion users, worldwide. Viber users will be able to search, access, play, and jointly listen to music playlists, stations, curated by Akazoo’s proprietary and patented Sonic Artificial intelligence (AI) engine, and participate in live listening rooms. Access will be available “in-app”, directly from within Viber messenger and will be offered as an extension of the core chat functionality.

The parties have agreed to launch the partnership in 17 countries and have agreed to an exclusive co-promotion of the in-app music integration.

The goal of the collaboration is to inspire a joint music listening experience in a social and real-time context. It also paves the way for popular messaging platforms and social media to offer music entertainment content to their users via Akazoo music streaming for messaging and social media, a targeted offering enabling direct in-app access to music entertainment content for partners to drive increased engagement and revenue growth.

Akazoo’s Founder and CEO, Apostolos N. Zervos, said, “With audiences spending more time on messaging apps and consuming music on their devices, enriching messaging and social media with music is a natural fit. Granting audiences, the ability to enjoy the same music at the same time only advances and enriches both their musical as well as their social experience. Rakuten Viber is an ideal partner for this innovative offering and we look forward to a successful partnership.”

“Viber's mission has always been to bring fun and valuable solutions to users in the palm of their hands. We are loving the experience we’ve created with Akazoo to give users a more natural and conversational way for them to discover new music and enhance their experience directly within the Viber app," said Cristina Constandache, Chief Revenue Officer at Viber. "We are excited to roll out this initiative and partner with Akazoo to offer engaging music entertainment to our users across the world.”

Media Inquiries:

Megan Cuellar; pr@akazoo.com

Investor Inquiries:

Peter Miselis; Investors@akazoo.com

Akazoo S.A., SONG, currently operates in 25 countries, including emerging markets that represent the music streaming industry’s fastest growing markets. Akazoo’s platform boasts patented Sonic AI music recommendation and profiling technology, developed to support its hyper-local strategy. In the past five years, SONG’s premium subscribers have grown from 1.1 million in 2014 to over 5.3 million and the platform has over 43 million total registered users.

To learn more about Akazoo, visit www.akazoo.com. For more information on Viber, visit www.viber.com.

About Akazoo

Founded in 2010, Akazoo is a global, on-demand music streaming subscription company with a focus on emerging markets. Akazoo’s Premium service provides subscribers with unlimited online and offline high-quality streaming access to a catalog of over 45 million songs on a commercial-free basis. Akazoo’s free, ad-supported Radio service consists of over 100,000 stations and exists as a separate application. With a presence in 25 countries and growing, Akazoo’s platform includes 43 million registered users and 5.3 million premium subscribers as of June 30, 2019. Akazoo directly licenses music from thousands of labels and provides both online and offline listening platforms, social media integration, and a patented, AI-driven sonic recommendation engine. As consumers across the globe continue to shift their media consumption to mobile devices, Akazoo is equipped with a world-class mobile application and user experience which works seamlessly across a multitude of mobile devices and provides a high-quality user experience across a range of mobile networks from 2g to 4g LTE and soon 5g.

About Rakuten Viber:

At Rakuten Viber, we connect people. No matter who they are, or where they are from. Our global user base has access to a range of features like one-on-one chats, video calls, group messaging, and updates and discussions with their favorite brands and celebrities. We ensure our users have a secure and free environment to share their emotions.

Rakuten Viber is part of Rakuten Inc., a world leader in e-commerce and financial services. It is the official communication channel of FC Barcelona, and the official instant messaging and calling app partner of the Golden State Warriors.

Join Viber today and enjoy the world’s best communication experience.

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